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                                                                       EXHIBIT 5

                THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                              15303 DALLAS PARKWAY
                                SUITE 960, LB-63
                              DALLAS, TEXAS 75248

                                                               February 18, 1997

Dear MaxServ, Inc. Shareholder:

     On February 4, 1997, Sears, Roebuck and Co. ("Sears") announced that its wholly owned subsidiary Max Acquisition Delaware, Inc. had commenced an unsolicited tender offer (the "Sears Offer") for all outstanding shares of common stock of MaxServ, Inc. ("MaxServ" or the "Company") not owned by Sears at $7.00 per share, all as more particularly described in the Offer to Purchase dated February 4, 1997 ("Offer to Purchase"). This announcement followed the rejection by a special committee of the Company's Board of Directors formed to represent the interests of the Company's shareholders other than Sears (the "Special Committee") of Sears' earlier proposal to acquire the Company for $7.00 per share in a negotiated transaction.

     On February 13, 1997, the Board of Directors of MaxServ unanimously authorized the Special Committee to prepare, execute and file the enclosed
Schedule 14D-9 on behalf of the Company (the "Schedule"). We urge you to read the enclosure carefully and in its entirety so that you will be fully informed with respect to the recommendations of the Special Committee that are summarized in this letter.

     The Special Committee believes that the Offer is inadequate and not in the best interests of the Company's shareholders. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT YOU REJECT THE SEARS OFFER AND NOT TENDER ANY OF YOUR SHARES PURSUANT TO THAT OFFER.

     BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 17, 1997, IF NO MORE THAN 71,093 SHARES ARE PURCHASED PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE BELIEVES THAT, WHILE THE MATTER IS NOT FREE FROM DOUBT UNDER ILLINOIS LAW, SEARS SHOULD NOT BE ABLE TO EFFECT THE SECOND STEP SQUEEZE-OUT MERGER AT $7.00 PER SHARE CONTEMPLATED BY THE OFFER TO PURCHASE. This is so because Sears is contractually obligated not to increase its ownership of MaxServ's outstanding voting securities above 64.93% (Sears currently owns 64.28%) without the approval of a majority of the MaxServ directors who are not affiliated with Sears; provided that the foregoing limitation does not apply if Sears or certain of its affiliates makes a tender offer for all shares of Common Stock not owned by them. The Special Committee believes that the tender offer exception is not available in the absence of a tender offer that is accepted by a sufficient number of MaxServ shareholders to enable Sears to surpass the 64.93% threshold. ACCORDINGLY, IF ANY SHAREHOLDER HAS ALREADY DEPOSITED SHARES PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE URGES EACH SUCH SHAREHOLDER TO CONSIDER WITHDRAWING ITS SHARES.

     THE SPECIAL COMMITTEE ALSO URGES EACH MAXSERV SHAREHOLDER TO CONSULT WITH ITS INVESTMENT ADVISOR CONCERNING POSSIBLE ALTERNATIVES TO THE SEARS TENDER FOR THE OPTIMIZATION OF SUCH SHAREHOLDER'S INVESTMENT IN MAXSERV, INCLUDING A SALE IN THE OPEN MARKET PRIOR TO THE EXPIRATION OF THE SEARS' OFFER OR A DISSENT FROM THE SECOND STAGE SQUEEZE-OUT MERGER AND PARTICIPATION IN AN APPRAISAL PROCEEDING UNDER DELAWARE LAW IN THE EVENT THAT SUCH MERGER IS EFFECTED. The closing sales price of the MaxServ Common Stock as reported on the NASDAQ SmallCap Market on February 14, 1997 was $7 7/16 per share, as compared with a closing sales price of $4 7/8 per share on December 4, 1996, the last full trading day before Sears announced its interest in acquiring the Public Shares. THERE CAN BE NO ASSURANCE THAT THE TRADING
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February 18, 1997
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PRICE OF THE COMMON STOCK WILL NOT RETURN TO ITS PRE-DECEMBER 5, 1996 LEVEL IF
SEARS WITHDRAWS THE SEARS OFFER OR OTHERWISE ABANDONS ITS INTEREST IN ACQUIRING THE PUBLIC SHARES. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Annex B to the Schedule for an outline of appraisal remedies under Delaware law, and the relevant statutory provisions relating thereto, that was provided by the Special Committee's Delaware counsel. Shareholders should note that the perfection of appraisal remedies under Delaware law requires precise compliance with a number of steps and that the costs of such a proceeding must be borne by the shareholders seeking appraisal of their shares unless and until the Delaware Chancery Count determines that such costs shall be otherwise assessed. In an appraisal proceeding, the Delaware Chancery Court will determine the fair value of the shares of Common Stock with respect to which appraisal rights have been perfected. SUCH FAIR VALUE AS DETERMINED BY THE DELAWARE CHANCERY COURT MAY BE MORE OR LESS THAN THE $7.00 PER SHARE OF COMMON STOCK OFFERED IN THE SEARS OFFER.

     In reaching its determination that the Offer is inadequate and not in the best interests of the Company's shareholders, the Special Committee, assisted by its financial and legal advisors, gave careful consideration of the Sears Offer and its terms and conditions. After extensive discussions and presentations from management and its legal and financial advisors, the Special Committee unanimously concluded that, the Sears Offer was inadequate and not in the best interests of the Company's shareholders other than Sears.

     In reaching the foregoing conclusions, the Special Committee took into account a variety of factors, including:

     - The recognition that a sale of control of MaxServ to Sears occurred in late 1994 when the Board of Directors of MaxServ approved Sears' acquisition of more than 50% of the Company's voting stock and that as a consequence Sears has no obligation to offer its majority stock position in MaxServ for sale in order to maximize value for the Company's minority shareholders.

     - Under the Delaware appraisal process, the Company's minority shareholders are ultimately entitled to receive the fair value of their proportionate interest in MaxServ as a going concern in a squeeze-out merger, without a discount for the fact that their aggregate interest is a minority one (See Annex B to the Schedule).

     - The conclusion that the preliminary expressions of interest from third parties who indicated a willingness to initiate discussions with Sears that might lead to an acquisition of MaxServ at a price substantially higher than the Sears Offer are a better indication of the fair value of MaxServ as a going concern than Sears' "typical minority squeeze-out" price of $7.00, notwithstanding Sears' statement that its equity interest in MaxServ is not for sale.

     - The perceived competitive benefits that will inure to Sears as a result of the appropriation of the MaxServNet system to itself and the exclusion of Sears' competitors in the home service industry from access to such system and its related proprietary databases.

     - The perception that MaxServNet will play an important role in Sears achieving the following goals and objectives noted in a December 23, 1996 article in Time relating to Sears.

         (a) "Use . . . [Sears'] vast databases to help keep customers satisfied; for instance, through detailed service records on products after purchase"; and

         (b) "Next year, Sears' 17,000 service vans will begin offering 24-hour on call repair service for any brand of appliance whether or not Sears sold it. That way, [Sears' CEO Arthur] Martinez hopes to transform a $3 billion repair and improvement business built on Sears' customer base into at least a $10 billion one within three years."

     - The perception that Sears' projection of a 2% compound annual growth rate in MaxServ's revenues from Sears business as a public company over the next three years was substantially lower than the

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February 18, 1997
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      more than 30% compound annual growth rate for the Sears' home services division as a whole over the same period implicit in the Time article referred to above.

     - The relative unimportance of the historical market prices for the Company's common stock because of the illiquid nature of such market and the market response to the Sears Offer following its commencement.

     - The Special Committee's belief that the Sears Offer does not reflect the fair value of the Company based on the Special Committee's familiarity with the business, financial condition, results of operations, current business strategy, projects under development and future prospects of the Company. Specifically, the Special Committee determined that the Sears Offer failed to reflect:

         (a) The Company's leading and innovative position in the home service industry;

         (b) The planned introduction by the Company of MaxServNet into the Company's existing market as well as new markets; and

         (c) The expected revenue and earnings growth based on MaxServNet and the Company's expected resulting competitive position in such markets.

     - Presentations by the Company's management relating to the Company's financial performance and future prospects for growth and expansion, based on its strategic plans, investments that have been made in an effort to develop MaxServNet, expanded product lines and services offered to the Company's existing and new customers, and the conclusion of the Company's management that the proposed consideration in the Sears Offer of $7.00 in cash per share of Common Stock is inadequate.

     - Presentations by Broadview, financial advisor to the Company, concerning the financial aspects of the Sears Offer, the Company and the home service industry, and its written opinion that, from a financial point of view and as of the date of such opinion, the proposed consideration of $7.00 in cash pursuant to the Sears Offer is inadequate to the MaxServ shareholders other than Sears because it is below the range of value at which a willing seller would sell the minority shares to a willing buyer when neither is under any compulsion to buy or sell; the full text of such opinion, dated February 17, 1997, which sets forth the assumptions made, matters considered and limitations set forth by Broadview, is included as Annex C to the Schedule and should be read in its entirety.

     The Special Committee is convinced that the consideration of $7.00 per share proposed in the Sears Offer does not reflect the current value inherent in the Company and that your interests would be best served if you were to reject the Sears Offer unless Sears were to increase the consideration to be offered pursuant to the Sears Offer to a level that is acceptable to the Special Committee. The Special Committee will continue to seek to negotiate with Sears, in an effort to maximize value for the Company's shareholders (other than Sears).

                                            On behalf of the Special Committee
                                            of the Board of Directors,

                                                 /s/ NATHANIEL P. TURNER
                                            ------------------------------------

                                            Nathaniel P. Turner
                                            Chairman of the Special Committee of
                                            the Board of Directors of MaxServ,
                                            Inc.

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